

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2023

Shaolin Hong
Chief Executive Officer
Fuxing China Group Ltd
Hangbian Industry Area
Longhu Town, Jinjiang City
Fujian Province 362241
China

   Re: Fuxing China Group Ltd
    Draft Registration Statement on Form F-1
    Submitted September 25, 2023
    CIK No. 0001954705

Dear Shaolin Hong:

  We have reviewed your draft registration statement and have the following comment(s).

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 filed September 25, 2023

Risk Factors, page 21

1. Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.

2. Please ensure that risk factors disclosed in your summary are also reflected in this section.

We are required to fulfill the Trial Administrative Measures filing procedures and report relevant information to the CSRC..., page 32

3.   We note your disclosure stating that even though you are required to comply with the Tral Administrative Measures ("Trial Measures") requirements, there is still uncertainty as to whether you will be able to complete the Trial Measures process with the CSRC, and that you "cannot assure [investors] that [you] will be able to complete the filings for this offering and any future offerings and fully comply with the relevant new rules on a timely basis, if at all." Please clarify, if true, whether this offering is contingent on either receiving CSRC approval under the Trial Measures, or reaching a definitive conclusion that a waiver from Trial Measures compliance has been obtained. Include this disclosure in this risk factor discussion as well as the summary section where regulatory approvals are discussed. In addition, tell us how you plan to notify investors about receiving the CSRC approval related to Trial Measures.

We are required to fulfill the Trial Administrative Measures filing procedures, page 32

4.   Please disclose the current status of your Trial Measures application.

We may not be able to prevent unauthorized use of our intellectual property, page 37

5.   We note on page 101 that you have several pending patents, including some patents that have been pending for more than a decade. Please address any material risks.

Enforceability of Civil Liabilities, page 51

6.   We note your disclosure stating that investors may face difficulties effecting service of legal process and enforcing foreign judgments or bringing actions in China against you or your management due to you conducting substantially all your business in China and substantially all your assets, officers, and directors being located in China. Please revise this section to identify your officers and directors located in China and disclose that it will be more difficult to enforce liabilities and enforce judgments on these individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints.

Use of Proceeds, page 52

7.   We note that you intend to use the proceeds build a new factory and upgrade manufacturing machines. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, please ensure that the order of priority of such purposes is given, as well as the amount and sources of other funds needed. Refer to Item 3.C. of Form 20-F

Capitalization, page 54

8.   Please present non-controlling interest separately within your capitalization table similar to the presentation within your balance sheet.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting the Results of Our Group's Operations, page 60

9.   Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Liquidity and Capital Resources
Cash Flow from Operating Activities, page 66

10.   Your discussion of operating cash flows appears to be a recitation of changes disclosed on the face of the statement of cash flows. Please revise and expand this discussion to include the primary drivers of, and other material factors necessary to understand, changes in your operating assets and liabilities that materially impacted cash flows from operating activities. Refer to section IV.B of SEC Release 33- 8350.

Business, page 82

11.   We note that you plan to use a significant portion of the proceeds to build a new factory. Please disclose the anticipated costs, timing, and funding sources for the new factory.

Intellectual Property, page 100

12.   We note your disclosure on that you owned 79 valid patents in the PRC. We also note your disclosure that your Mr. Yanming Luo was the inventor of 34 patents related to zipper design. In addition, we note your disclosure regarding the applicable patent right period is 20 years for invention patents, 15 years for graphic design patents and 10 years for utility model patents. Please expand your disclosures in this section to:
       • clearly indicate whether all the patents are intellectual property owned by Fuxing, or if some patents belong to Mr. Yanming Luo as the inventor; and
       • provide, to the extent reasonable and material, the remaining durations of your patent right period. For example, disclose if a patent is nearing the end of its applicable patent right period.

Related Party Transactions, page 119

13.   Please revise your related party transactions disclosure to reflect the three financial years up to the date of the document as required by Item 7.B. of Form 20-F.

Notes to Financial Statements

13 - Revenues by Product and Geography, page F-20

14.   We note from your disclosure on page 35 that three customers individually accounted for greater than 10% of revenue during each of the periods presented. Tell us how you considered providing the disclosures required by ASC 280-10-50-42 and ASC 825-10-50-20.

15.   Please reconcile your presentation of five reportable segments on page F-22 with your disclosures on pages 59 and 83 indicating that you generate revenue from three segments – the Zipper Segment, the Trading Segment, and the Processing Segment. To the extent you aggregate operating segments into one or more reportable segments, please clearly disclose the fact and explain how these operating segments meet the aggregation criteria in ASC 280-10-50-11.

General

16.   Please revise your registration statement to address each comment in the Division of Corporation Finance's December 20, 2021 guidance, "Sample Letter to China-Based Companies" or explain why such comments are not applicable to the company. Please note that the comments direct you to where the responsive disclosure should appear and in some cases disclosure is requested in more than one location of your prospectus. Please ensure that you address each component of the comments. Please also review Division of Corporation Finance's July 17, 2023 guidance, "Sample Letter to Companies Regarding China-Specific Disclosures" and comply with all applicable comments.

17.   Please ensure that the graphics included in this registration statement, including but not limited to, diagrams on pages 15 and 58, are clear and legible.

18.   We note that Onestop Assurance PAC has served as the company's auditor since 2023. Provide the names and addresses of the company's auditors for the preceding three years (together with their membership in a professional body). See Item 1.C. of Form 20-F.

       Please contact SiSi Cheng at 202-551-5004 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing